SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2008

CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
(translation of Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐                Form 40-F   ☒

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                No   ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-140955 (Canadian Pacific Railway Limited), Form S-8 No. 333-127943 (Canadian Pacific Railway Limited), and Form S-8 No. 333-13962 (Canadian Pacific Railway Limited).

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED (Registrant)

Date: May 12, 2008	By:	Signed:	Karen L. Fleming

		Name:	Karen L. Fleming
		Title:	Corporate Secretary

CANADIAN PACIFIC RAILWAY LIMITED
REPORT ON VOTING RESULTS
(Section 11.3 of National Instrument 51-102)
This report describes the matters voted upon and the outcome of the votes at the Annual and Special Meeting of Shareholders (the “Meeting”) of Canadian Pacific Railway Limited (the “Corporation”) held on May 9, 2008, in Winnipeg, Manitoba:
1.	Election of Directors — The result of the ballot taken at the Meeting with respect to the eleven nominees for election as directors, as set forth in the Corporation’s Management Proxy Circular dated February 19, 2008, is reported in the table below. The eleven nominees were elected as directors by a resolution passed by a show of hands vote.

Nominee	% votes in favour	% votes withheld
John E. Cleghorn	95.9	4.1
Tim W. Faithfull	93.9	6.1
Frederic J. Green	95.9	4.1
Krystyna T. Hoeg	99.4	0.6
The Hon. John P. Manley	95.5	4.5
Linda J. Morgan	93.6	6.4
Madeleine Paquin	93.8	6.2
Michael E.J. Phelps	94.0	6.0
Roger Phillips	95.8	4.2
Hartley T. Richardson	96.0	4.0
Michael W. Wright	95.8	4.2

2.	Appointment of Auditors — PricewaterhouseCoopers LLP was reappointed as the auditor of the Corporation by a resolution passed on a show of hands vote. (by proxy 99.6% in favour and 0.4% withheld)
3.	Approval of Amendment, Restatement and Reconfirmation of the Shareholder Rights Plan — The result of the ballot taken at the meeting on the resolution to approve the amendment, reconfirmation, and restatement of the Corporation’s Shareholder Rights Plan was as follows:

93.5% in favour and 6.5% against.

4.	Approval of Amendments to the Management Stock Option Incentive Plan — The result of the ballot taken at the meeting on the resolution to approve the amendments to the Corporation’s Management Stock Option Incentive Plan was as follows:

92.1% in favour and 7.9% against.
Calgary, Alberta, May 12, 2008.

Canadian Pacific Railway Limited
By:	(Signed) “Karen Fleming”
Karen Fleming, Corporate Secretary